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                            June 9, 2023

       Frank D. Heuszel
       Chief Executive Officer
       Impact BioMedical Inc.
       275 Wiregrass Pkwy
       West Henrietta, NY 14586

                                                        Re: Impact BioMedical
Inc.
                                                            Amendment No. 10 to
Registration Statement on Form S-1
                                                            Filed June 2, 2023
                                                            File No. 333-253037

       Dear Frank D. Heuszel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2023 letter.

       Amendment No. 10 to Registration Statement on Form S-1

       Capitalization, page 17

   1. Please clarify how you concluded your total capitalization was $46,497,000 at December
                                                        31, 2022. In this
regard, add the note payable from the balance sheet to long-term debt and revise the total
capitalization line item or explain why no revision is necessary.
       Financial Statements, page F-1

   2. Please update your financial statements and related information to comply with Rule 8-08 of Regulation S-X.
 Frank D. Heuszel
FirstName  LastNameFrank D. Heuszel
Impact BioMedical Inc.
Comapany
June 9, 2023NameImpact BioMedical Inc.
June 9,
Page 2 2023 Page 2
FirstName LastName
Note 8. Goodwill, page F-12

3. We note from your response to prior comment 6 in the revised Note 8 on page F-12 that you performed a quantitative goodwill impairment test with an effective date of June 1,
         2022,    utilizing the market approach and income approach has the
most world of method
         for valuing the Company.    Please address the following:

                Confirm, if true, that your valuation was based on the market approach and income approach methodology and, if so, how those two methodologies were used to conclude no impairment was necessary. Revise your filing as necessary.
                Provide us and revise the filing to disclose the significant assumptions used in your valuation.
                Tell us the percentage by which the fair value of your goodwill exceeded its carrying value.
4. As a related matter we note that you conducted an impairment analysis and concluded that your intangible assets were not impaired. Please expand your disclosures regarding this critical accounting policy disclosure to enable readers to understand the basis for your conclusion. In this regard, please discuss the valuation methodology and key assumptions used in your most recent impairment analysis. Also discuss the degree of uncertainty associated with the key assumptions and the potential impact changes in the key assumptions would have on your impairment analysis.
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Darrin M. Ocasio, Esq.